

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2022

Neil J. Laird
Chief Financial Officer
NovAccess Global Inc.
8834 Mayfield Road, Suite C
Chesterland , Ohio 44026

> **Re: NovAccess Global Inc.**
> **Form 10-K for the year ended September 30, 2021**
> **Filed January 13, 2022**
> **File No. 000-29621**

Dear Mr. Laird:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing